Exhibit 99.1

Angeion Corporation 350 Oak Grove Parkway St. Paul, MN 55127 USA Telephone: (651) 484-4874 Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and Chief Executive Officer, (651) 484-4874
Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports Fourth Quarter Profit and Third Consecutive Year of Double-Digit Revenue Growth

Launch of New Cardiorespiratory Diagnostic Products and Increasing Acceptance of New Leaf Contribute to Growth and Profitability

SAINT PAUL, Minn. (January 9, 2006) — Angeion Corporation (NASDAQ SC: ANGN) today reported results for its fourth quarter ended October 31, 2005.  Total revenue increased by 10.7 percent to $6.7 million for the three months ended October 31, 2005 compared to $6.0 million for the same period in 2004.  Net income for the three months ended October 31, 2005 was $298,000, or $0.08 per share, compared to a net loss of $203,000, or $0.06 per share, for the same period in 2004.  Net income for the three months ended October 31, 2005 included a $38,000 loss from discontinued operations while the net loss for the three months ended October 31, 2004 included a $551,000 loss from discontinued operations.

For the year ended October 31, 2005, total revenue increased 14.9 percent to $23.8 million from $20.7 million for the same period in 2004.  The net loss for the year ended October 31, 2005 was $919,000, or $0.25 per share, compared to a net loss of $2.3 million, or $0.64 per share, for the same period in 2004.  The net losses for the years ended October 31, 2005 and 2004 included losses from discontinued operations of $229,000 and $901,000, respectively.  Overall increases in operating expenses for the year reflect planned investments in personnel and marketing programs to support growth in all of the Company’s products.

“We are pleased with our fourth quarter performance; it is representative of a continuation of our trend of year-over-year revenue growth.  The fourth quarter 2005 was our sixth consecutive quarter of double-digit year-over-year revenue growth,” commented Rodney A. Young, President & Chief Executive Officer of Angeion Corporation.  “The success of this most recently completed quarter can be directly attributed to our increased field sales efforts targeted toward generating hospital and physician’s office sales of our cardiorespiratory diagnostic products.  In addition to notable hospital and physician’s office sales, the growing awareness and acceptance of our New Leaf products sold into health and fitness clubs demonstrated significant growth,” stated Young.

– More –

“Fiscal year 2005 was an important year for both cardiorespiratory diagnostic and New Leaf products,” continued Young.  “We successfully implemented several strategic initiatives in our fiscal year 2005 resulting in the following noteworthy achievements:

•                  Our cardiorespiratory diagnostic product sales grew by more than three times the growth rate of the hospital and physician’s office markets;

•                  We successfully launched five new cardiorespiratory diagnostic products, including the new Ultima Series;

•                  We expanded our penetration in the physician’s office market with our Ultima Series products;

•                  New Leaf products sales grew significantly as we expanded into new health and fitness clubs in the United States and added distribution in Canada and the United Kingdom;

•                  The number of clients purchasing the New Leaf Personal Active Metabolic Assessment, a meaningful indicator, more than tripled over 2004 levels; and

•                  In June 2005, we settled the legal dispute with ELA Medical.  Although we are continuing our claim against our insurance carrier, we have significantly limited our legal expenses going forward.”

Young went on to state that Angeion’s corporate business goals for 2006 included:

•                  A fourth consecutive year of double-digit year-over-year revenue growth;

•                  Introduction of new cardiorespiratory diagnostic products;

•                  Continuation of the expansion of our domestic and international sites offering New Leaf Active Metabolic Assessments;

•                  Expansion of the New Leaf products for weight management, exercise and athletic performance;

•                  Continuation of efforts to recover the ELA Medical settlement costs and related expenses from the insurance carrier; and

•                  A drive toward achieving and sustaining profitability.

A detailed discussion of the Company’s financial position and results of operations is contained in the Company’s Form 10-KSB for the year ended October 31, 2005 and Forms 10-QSB for the quarters ended January 31, 2005, April 30, 2005 and July 31, 2005.

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics (www.medgraphics.com) in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems for the management and improvement of cardiorespiratory health.  These products are sold internationally through distributors and in the United States through a direct sales force that targets customers located in hospitals, university-based medical centers, clinics and physician offices of heart and lung specialists.  The Company also sells health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies.  These products, marketed under the New Leaf Health and Fitness brand (www.newleaffitness.com), help consumers effectively manage their weight and improve their fitness.  They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully operate its Medical Graphics business including, its ability to develop, improve and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully sell its New Leaf Health & Fitness products, (iii) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics products and claims associated with its prior cardiac stimulation products, (iv) the Company’s ability to successfully resolve all issues in connection with the Company’s product liability insurance coverage; (v) the Company’s ability to protect its intellectual property, and (vi) the Company’s dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and any prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2005, and subsequently filed reports.

– Financials follow –

Angeion Corporation and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
(In thousands, except per share data)

	Three Months Ended October 31,		Year Ended October 31,
Consolidated Statements of Operations	2005	2004	2005	2004
Revenue	$6,654	$6,012	$23,774	$20,688
Cost of goods sold	3,225	2,931	12,023	10,952
Gross margin	3,429	3,081	11,751	9,736

Operating expenses
Selling and marketing	1,883	1,519	7,192	6,131
General and administrative	465	570	2,402	2,399
Research and development	542	412	2,061	1,672
Amortization of intangibles	202	238	811	951
	3,092	2,739	12,466	11,153
Operating income (loss)	337	342	(715)	(1,417)
Interest income	8	6	34	18
Income (loss) before taxes	345	348	(681)	(1,399)
Provision for taxes	9	—	9	—

Income (loss) from continuing operations	336	348	(690)	(1,399)
Loss from discontinued operations	(38)	(551)	(229)	(901)
Net income (loss)	$298	$(203)	$(919)	$(2,300)

Income (loss) per share –basic
Continuing operations	$0.09	$0.09	$(0.19)	$(0.39)
Discontinued operations	(0.01)	(0.15)	(0.06)	(0.25)
Net income (loss)	$0.08	$(0.06)	$(0.25)	$(0.64)

Income (loss) per share –diluted
Continuing operations	$0.09	$0.09	$(0.19)	$(0.39)
Discontinued operations	(0.01)	(0.15)	(0.06)	(0.25)
Net income (loss)	$0.08	$(0.06)	$(0.25)	$(0.64)

Weighted average common shares outstanding
Basic	3,609	3,602	3,606	3,598
Diluted	3,624	3,602	3,606	3,598

Consolidated Balance Sheets	October 31, 2005	October 31, 2004
Cash	$1,072	$2,390
Cash restricted for discontinued operations	400	—
Other current assets	7,835	7,398
Current assets of discontinued operations	700	700
Equipment, intangible assets and goodwill	6,861	7,870
	$16,868	$18,358

Current liabilities	$4,081	$4,106
Current liabilities of discontinued operations	517	1,092
Deferred income taxes	337	328
Shareholders’ equity	11,933	12,832
	$16,868	$18,358

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